EXHIBIT 12

HONEYWELL INTERNATIONAL INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Six Months Ended

June 30, 2017

(Dollars in millions)

Determination of Earnings:
Income before taxes	$3,502
Add (Deduct):
Amortization of capitalized interest	10
Fixed charges	175
Equity income, net of distributions	(17)
Total earnings, as defined	$3,670

Fixed Charges:
Rents(a)	$21
Interest and other financial charges	154
175
Capitalized interest	7
Total fixed charges	$182

Ratio of Earnings to Fixed Charges	20.16

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.